Exhibit 99.3

Dear Shareholders:

Fiscal 2021 was an extraordinary and challenging year for the company. In fact, it was terrible!

The global factors that lead to our disastrous performance are well-known, and it is not necessary to revisit these macro issues. Specifically, however, we were dealt a one-two punch: first our business was hit severely by the pandemic, and then our Myanmar operations were knocked down by the military takeover in Myanmar. The situation was further complicated by world-wide material shortages of raw materials and parts and by price increases. Despite these unprecedented conditions, we are still standing. This is a tribute to the strength and resilience of our global team, and our financial wherewithal to withstand the challenges and to persevere.

Probably the most damaging effect of this pandemic was the restriction on travel and the resulting inability to visit customers and not have them visit our operations. These are obvious barriers to developing new business opportunities, not to mention the impact of having our engineers in quarantine and only operating by video. Despite of all these obstacles, we were able to maintain existing business production for most of the past year and a half in both of our factories in China and Myanmar.

The military takeover of the Myanmar government on February 1,2021 initially only had a minor impact on our business. However, early in March 2021 some of the Chinese garment factories in our direct neighbourhood were burned down, and when the Myanmar military commandos moved into our area, all our migrant workers fled. The entire area became a ghost town. As a result, we were forced to cease operations for part of March. Eventually, most of our workers returned, and we are operating at full capability again. Unfortunately, the loss of production in March had a significant negative impact on our fiscal 2021 financial performance.

In addition, we have been experiencing material shortages since November 2020, coupled with significant price increases of raw materials -- including steel, aluminium, copper, plastic resins, and most electronic components. These shortages not only affected and slowed down our usual business but also delayed the manufacture of a new video gaming console for one of our new customers. We had anticipated that manufacture of the video game console would contribute significantly to the company’s business in the second half of fiscal 2021. Unfortunately, that did not occur and the momentum we realized in fiscal 2020 did not continue in fiscal 2021.

Part of our growth strategy has been to opportunistically acquire smaller companies. However, we could not benefit from potential strategic opportunities to acquire weak companies and additional business contributions because governments worldwide supported their domestic industries with subsidies and relaxed laws -- which helped these companies to survive despite the weak business environment.

Despite these headwinds, there are reasons to be optimistic about our future. First, the world appears to be gaining control of the pandemic. Second, the material shortage seems to be easing. Third, the political situation in Myanmar seems to have stabilized and may be getting better. Nonetheless, we remain cautious about the near-term consequences. We have faced many challenges before and we overcame them, which gives us confidence in our ability to meet today’s extraordinary situation as a technically capable, and as a financially strong company.

Adversity breeds opportunities, and we remain more focused than ever on both adding new customers and on developing our own product lines to offset dependence on OEM business. The development of our own electric motor product line is just one example of our attempt at strategic diversification –in addition to several motor development projects in collaboration with several potential customers. As soon as the pandemic permits, we expect to travel again and meet with our customers and have them visit us, which we expect will generate additional business opportunities.

Overall, our regular operations are almost back to normal levels, and we just started to finally commence production of the new video game console project.

Despite all of the difficulties of the past 18 months, our company is financially strong, with no long-term debt, no loans, and no liens. In short, we are well-positioned to weather the storm. Most importantly, we took advantage of the slowdown to further reinvent the company and to focus resources on becoming again a manufacturer of some of our own products, as we were in the early years of the business.

In summary, the past year was probably the most difficult period since the company’s inception. Nevertheless, we are optimistic about the future and look forward to meeting the expected increase in demand for our products and services as the world recovers.

We appreciate the support of our customers, shareholders and employees and wish everyone good luck, good health, and a speedy recovery.

Sincerely,

Roland Kohl

Chairman, President & Chief Executive Officer